Exhibit 99.3

2017 Third Quarter Report

Financial Statements

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR

Franco Nevada

The GOLD Investment that WORKS

UNITED STATES OF AMERICA
E PLURIBUS
UNUM
1 OZ. FINE SILVER~ONE DOLLAR

UNITED STATES
OF AMERICA
.9995
PLATINUM
1 oz.
$100

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2017	2016
ASSETS
Cash and cash equivalents (Note 4)	$533.3	$253.0
Short-term investments (Note 5)	12.7	—
Receivables	64.9	71.1
Prepaid expenses and other (Note 6)	52.0	37.1
Current assets	662.9	361.2

Royalty, stream and working interests, net (Note 3)	3,877.5	3,668.3
Investments (Note 5)	166.2	147.4
Deferred income tax assets	20.5	21.3
Other assets (Note 7)	17.7	23.4
Total assets	$4,744.8	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities	$22.3	$21.0
Current income tax liabilities	9.1	16.6
Current liabilities	31.4	37.6

Deferred income tax liabilities	49.5	37.5
Total liabilities	80.9	75.1

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,093.4	4,666.2
Contributed surplus	16.0	41.6
Deficit	(310.3)	(336.8)
Accumulated other comprehensive loss	(135.2)	(224.5)
Total shareholders’ equity	4,663.9	4,146.5
Total liabilities and shareholders’ equity	$4,744.8	$4,221.6

Subsequent events (Note 3)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2	2017 Third Quarter Financial Statements	FNV TSX NYSE

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue (Note 10)	$171.5	$172.0	$507.8	$454.9

Cost of sales
Costs of sales (Note 11)	33.0	28.0	106.8	80.1
Depletion and depreciation	70.5	72.9	209.2	206.6
Total cost of sales	103.5	100.9	316.0	286.7
Gross profit	68.0	71.1	191.8	168.2

Other operating expenses (income)
Corporate administration	4.3	3.8	15.4	14.9
Business development	0.9	0.5	2.5	1.1
Gain on sale of gold bullion	(0.2)	(0.7)	(0.3)	(2.8)
Total other operating expenses	5.0	3.6	17.6	13.2
Operating income	63.0	67.5	174.2	155.0
Foreign exchange gain (loss) and other income (expenses)	(0.9)	(0.2)	0.2	(0.3)
Realized gain on investments	—	0.2	—	4.5
Income before finance items and income taxes	62.1	67.5	174.4	159.2

Finance items
Finance income	1.6	0.5	3.6	2.6
Finance expenses	(0.8)	(0.7)	(2.4)	(2.8)
Net income before income taxes	62.9	67.3	175.6	159.0

Income tax expense (Note 13)	2.9	12.9	24.4	32.3
Net income	$60.0	$54.4	$151.2	$126.7

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain in the fair value of available-for-sale investments, net of income tax expense of $2.7 (2016 - $1.2), and $1.1 (2016 - $1.7) (Note 5)	17.7	8.1	7.4	34.7
Reclassification for realized loss in fair value of available-for-sale investments (Note 5)	—	(0.2)	—	(4.5)
Currency translation adjustment	41.4	(4.1)	81.9	41.4
Other comprehensive income	59.1	3.8	89.3	71.6

Total comprehensive income	$119.1	$58.2	$240.5	$198.3
Basic earnings per share (Note 15)	$0.32	$0.31	$0.83	$0.72
Diluted earnings per share (Note 15)	$0.32	$0.30	$0.83	$0.72

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	3

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2017	2016
Cash flows from operating activities
Net income	$151.2	$126.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	209.2	206.6
Non-cash costs of sales	4.7	5.3
Share-based payments	4.0	3.7
Unrealized foreign exchange (gain) loss	(0.6)	0.3
Gain on investments	—	(4.5)
Deferred income tax expense	10.2	2.6
Other non-cash items	(2.0)	(0.8)
Acquisition of gold bullion	(17.8)	(47.8)
Proceeds from sale of gold bullion	13.3	59.4
Operating cash flows before changes in non-cash working capital	372.2	351.5
Changes in non-cash working capital:
Decrease in receivables	6.2	(7.3)
Increase in prepaid expenses and other	(9.9)	(1.4)
Increase in current liabilities	(6.2)	6.3
Net cash provided by operating activities	362.3	349.1

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(371.1)	(597.1)
Acquisition of oil & gas well equipment	(1.3)	(1.7)
Proceeds from sale of investments	—	24.0
Acquisition of property and equipment	—	(0.1)
Acquisition of investments	(12.3)	(1.6)
Net cash used in investing activities	(384.7)	(576.5)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of credit facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(94.0)	(87.4)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	10.3	16.1
Net cash provided by financing activities	271.7	352.2
Effect of exchange rate changes on cash and cash equivalents	31.0	3.6
Net change in cash and cash equivalents	280.3	128.4
Cash and cash equivalents at beginning of period	253.0	149.2
Cash and cash equivalents at end of period	$533.3	$277.6

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.8	$2.4
Income taxes paid	$36.6	$27.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

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FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 14)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2017	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5
Net income	—	—	—	151.2	151.2
Other comprehensive income	—	—	89.3	—	89.3
Total comprehensive income	—	—	—	—	240.5
Exercise of stock options	13.9	(3.6)	—	—	10.3
Exercise of warrants	382.6	(26.2)	—	—	356.4
Share-based payments	—	4.2	—	—	4.2
Dividend reinvestment plan	30.7	—	—	—	30.7
Dividends declared	—	—	—	(124.7)	(124.7)
Balance at September 30, 2017	$5,093.4	$16.0	$(135.2)	$(310.3)	$4,663.9

Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	126.7	126.7
Other comprehensive income	—	—	71.6	—	71.6
Total comprehensive income	—	—	—	—	198.3
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	21.4	(5.3)	—	—	16.1
Share-based payments	—	4.2	—	—	4.2
Dividend reinvestment plan	29.7	—	—	—	29.7
Dividends declared	—	—	—	(117.1)	(117.1)
Balance at September 30, 2016	$4,654.0	$43.2	$(216.5)	$(292.6)	$4,188.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	5

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile, Australia and Africa. At September 30, 2017,  the portfolio includes approximately 340 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

 Note 2 – Significant accounting policies

(a)Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2016. These consolidated financial statements were authorized for issuance by the Board of Directors on November 3, 2017.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)New and amended standards adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income Taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

IFRS Interpretations Committee on interest and penalties related to income taxes

In September 2017, the IFRS Interpretation Committee (IC) issued an agenda decision on interest and penalties related to income taxes. The agenda decision clarifies that if an entity considers that a particular amount payable or receivable for interest and penalties is an income tax, IAS 12 Income Taxes is applied to that amount. If an entity does not apply IAS 12 to an amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets to that amount. The agenda decision was effective immediately and did not have a material impact on the consolidated financial statements.

(c)New accounting standards issued but not yet effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is

6	2017 Third Quarter Financial Statements	FNV TSX NYSE

currently assessing the impact of IFRS 9 on the consolidated financial statements. Based on its assessment to date, the Company expects the following impacts from the adoption of IFRS 9:

"

The Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss). If the Company does not make this election, changes in fair value of the equity securities be will recognized in earnings (loss).

"

The Company will be required to evaluate its financial assets for impairment based on an expected credit loss model, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and has a carrying value of $29.6 million at September 30, 2017.

"

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not available under IFRS 9. The Company holds one equity investment at cost, with a carrying value of $4.2 million at September 30, 2017.

"	The reformed approach to hedge accounting is not expected to have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the process of reviewing its material contracts for each of its material revenue categories and completing its assessment of the impact of IFRS 15 on the consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements for the year ended December 31, 2017.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

Note 3 – Acquisitions and other transactions

(a)	Acquisition of Additional Stream and Update on the Cobre Panama Project - Panama

The Company has a precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project (“Cobre Panama”). The project, which is located in Panama, is in the construction phase. Under the terms of the agreement, Franco-Nevada will provide a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.

In the three and nine months ended September 30, 2017, the Company funded $72.4 million and $175.0 million, respectively, towards the stream, for a cumulative total of $637.2 million of its maximum $1.0 billion commitment. Capitalized costs for the Cobre Panama project of $642.7 million are included in royalty, stream and working interests on the statement of financial position as at September 30, 2017.

In addition, on September 7, 2017, the Company announced it had agreed to terms with First Quantum to purchase an additional precious metals stream from the Cobre Panama project for a purchase price of $178 million, of which one-third will be syndicated to CEF Holdings Limited.  The purchase price will be paid as a one-time advance payment, of which Franco-Nevada is expected to fund $119.3 million upon closing of the transaction, which is expected to close by the end of the year. No additional pro-rata funding commitments will apply to the additional stream.  The terms of the additional stream, other than the ongoing price, will mirror the existing stream on the Cobre Panama project, including initially linking precious metals deliveries to copper in concentrate shipped.

The Gold Investment that WORKS	Franco-Nevada Corporation	7

(b)	Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% Gross Overriding Royalty (“GORR”) on the Clearwater formation within the Orion oil sands project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp.  (“Osum”) for cash consideration of C$92.5 million.

(c)	Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

On October 16, 2017, the Company entered into an agreement to purchases a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin for $109.8 million.   The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction will have an effective date of October 1, 2017 and is expected to close in February 2018. The Company advanced approximately $11.0 million into escrow subsequent to the quarter end in respect to this transaction.  The purchase price is subject to title due diligence.

(d)	Acquisition of Additional of U.S. Oil & Gas Royalties – STACK, Oklahoma

On June 30, 2017, the Company entered into an agreement to purchase for $27.6 million, a second package of mineral titles in the core of the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma from a private company. The transaction closed on November 1, 2017.  The Company has the right to royalties on production beginning from June 1, 2017. As at September 30, 2017, the Company advanced $2.8 million to an escrow account. The deposit is included in royalty, stream and working interests on the statement of financial position as at September 30, 2017. The remaining $24.8 million was funded on November 1, 2017.

(e)	Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million. Following completion of due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017.  The second part of the portfolio closed on August 8, 2017.  The total purchase price is approximately $115.0 million including adjustments for title due diligence and the acquisition of the second part of the portfolio.

(f)	Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for cash consideration of $0.9 million.

All of the above acquisitions that have closed have been accounted for as asset acquisitions.

Note 4 – Cash and cash equivalents

As at September 30, 2017, cash and cash equivalents were primarily held in interest-bearing deposits.

	At September 30,	At December 31,
	2017	2016
Cash deposits	$480.0	$182.4
Term deposits	53.3	70.6
	$533.3	$253.0

Note 5 – Investments

Investments comprise the following:

	At September 30,	At December 31,
	2017	2016
Short-term investments
Term deposits	$12.7	$—

Non-current investments
Equity investments	$135.6	$118.4
Warrants	1.0	0.9
Loan receivable	29.6	28.1
Total investments	$166.2	$147.4

Short-term investments

These investments have been designated as available-for-sale and, as a result have been recorded at fair value.

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Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015.

Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.2 million (December 31, 2016 - $3.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables and is carried at amortized cost using the effective interest rate method.

The unrealized gains on available-for-sale investments recognized in other comprehensive income for the three and nine months ended September 30, 2017 and 2016 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Mark-to-market gain on equity investments	$20.4	$9.3	$8.5	$36.4
Deferred tax expense in other comprehensive income	(2.7)	(1.2)	(1.1)	(1.7)
Unrealized gain on available-for-sale securities, net of tax	17.7	8.1	7.4	34.7
Reclassification for realized loss to net income, net of tax	—	(0.2)	—	(4.5)
	$17.7	$7.9	$7.4	$30.2

Note 6 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	At September 30,	At December 31,
	2017	2016
Gold bullion	$14.1	$9.3
Inventory	1.2	2.7
Prepaid gold	7.1	7.0
Prepaid expenses	28.9	17.5
Debt issue costs	0.7	0.6
	$52.0	$37.1

Note 7 – Other assets

Other assets comprise the following:

	At September 30,	At December 31,
	2017	2016
Prepaid gold	$1.8	$7.1
Oil & gas well equipment, net	13.1	14.0
Furniture and fixtures, net	0.6	0.7
Debt issue costs	2.2	1.6
	$17.7	$23.4

Note 8 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The Gold Investment that WORKS	Franco-Nevada Corporation	9

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at September 30, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$533.3	$—	$—	$533.3
Short-term investments	12.7	—	—	12.7
Receivables from provisional gold equivalent sales	—	9.9	—	9.9
Available-for-sale equity investments	131.4	—	—	131.4
Warrants	—	1.0	—	1.0
	$677.4	$10.9	$—	$688.3

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$253.0	$—	$—	$253.0
Receivables from provisional gold equivalent sales	—	9.8	—	9.8
Available-for-sale equity investments	114.6	—	—	114.6
Warrants	—	0.9	—	0.9
	$367.6	$10.7	$—	$378.3

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

(a)Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

(b)Short-term investments

The fair value of interest bearing cash deposits and treasury bills is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

(c)Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

10	2017 Third Quarter Financial Statements	FNV TSX NYSE

(d)Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(e)Royalty, stream, and working interests

The fair values of royalty, stream, and working interests are determined primarily using a market approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 – Revolving term credit facilities

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). On March 22, 2017, the Company amended its Credit Facility by extending the term from November 12, 2020 to March 22, 2022.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or

•LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or

•Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility.

As at September 30, 2017, there was no balance (December 31, 2016 – $nil)  outstanding under the Credit Facility.

As at September 30, 2017,  a balance of $2.9 million related to debt issue costs is remaining to be amortized over the remaining term of the Credit Facility (December 31, 2016 – $2.2 million). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets (Note 6), and other non-current assets (Note 7).

(b)FNBC Credit Facility - $100.0 million

On March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), entered into an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. FNBC has the option of requesting, during a period of time before each anniversary date, up to two additional one-year extensions of the maturity. These requests are subject to approval from the lenders.

Advances under the FNBC Credit Facility can be drawn as follows:

•	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

The Gold Investment that WORKS	Franco-Nevada Corporation	11

As at September 30, 2017, there was no balance outstanding under the FNBC Credit Facility.

As at September 30, 2017,  a balance of $0.1 million related to debt issue costs is remaining to be amortised over the remaining term of the FNBC Credit Facility and is included in prepaid expenses and other current assets (Note 6).

Note 10 – Revenue

Revenue is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Mineral royalties	$43.5	$44.7	$131.4	$116.6
Mineral streams	114.7	116.3	336.7	310.9
Sale of prepaid gold	0.8	2.7	6.7	7.7
Oil & gas interests	12.5	8.3	33.0	19.7
	$171.5	$172.0	$507.8	$454.9

Note 11 – Costs of sales

Costs of sales are comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cost of stream sales	$30.8	$24.0	$96.9	$70.2
Cost of prepaid ounces	0.6	1.8	4.7	5.3
Mineral production taxes	0.5	1.0	1.8	2.3
Oil & Gas operating costs	1.1	1.2	3.4	2.3
	$33.0	$28.0	$106.8	$80.1

Note 12 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Short-term benefits(1)	$0.8	$0.6	$2.4	$2.0
Share-based payments(2)	1.2	1.0	4.8	4.8
	$2.0	$1.6	$7.2	$6.8

(1)Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 13 - Income taxes

Income tax expense for the three and nine months ended September 30, 2017 and 2016 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Current income tax (recovery) expense	$(1.3)	12.6	$14.2	29.7
Deferred income tax expense	4.2	0.3	10.2	2.6
	$2.9	$12.9	$24.4	$32.3

12	2017 Third Quarter Financial Statements	FNV TSX NYSE

Note 14 - Shareholders’ equity

(a)Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued - 185,727,732 common shares as at September 30, 2017) having no par value and preferred shares issuable in series (issued - nil).

During the nine months ended September 30, 2017, the Company issued 6,388,528 common shares (YTD/2016 – 154 common shares) for the exercise of warrants, for proceeds of C$479.1 million, or $356.4 million (YTD/2016 - $nil). The warrants had an exercise price of C$75.00 per share and expired on June 16, 2017.

The Company also issued 432,218 common shares during the nine months ended September 30, 2017  (YTD/2016  –534,023 common shares) for the exercise of stock options, for proceeds of C$13.3 million, or  $10.3 million (YTD/2016 - $16.1 million).

In addition, the Company’s Dividend Reinvestment Plan (“DRIP”) resulted in 424,847 common shares being issued pursuant to the terms of the Company’s DRIP for the nine months ended September 30, 2017  (YTD/2016 - 431,618 common shares).

(b)Dividends

The Company declared dividends in the amount of $42.8 million (Q3/2016 – $39.3 million), or $0.23 per share (Q3/2016 - $0.22 per share) for the three months ended September 30, 2017, and $124.7 million (YTD/2016 - $117.1 million), or $0.68 per share (YTD/2016 - $0.65 per share), in the nine months ended September 30, 2017. The Company paid cash dividends in the amount of $31.8 million (Q3/2016 - $29.9 million) and $94.0 million (YTD/2016 - $87.4 million) and issued common shares pursuant to its DRIP valued at $11.0 million (Q3/2016 - $9.4 million) and $30.7 million (YTD/2016 - $29.7 million), in the three and nine months ended September 30, 2017, respectively.

(c)Stock-based payments

During the three and nine months ended September 30, 2017, an expense of $0.9 million (Q3/2016 - $1.3 million) and $4.0 million (YTD/2016 - $3.7 million), respectively, related to stock options and restricted share units has been included in the consolidated statement of income and comprehensive income. $Nil million (Q3/2016 - $0.1 million) and $0.2 million (YTD/2016 - $0.5 million) was capitalized to royalty, stream and working interests in the three and nine months ended September 30, 2017, respectively.

(d)Share purchase warrants

A continuity schedule of the Company’s share purchase warrants from January 1, 2016 to September 30, 2017 is presented below:

Warrants	Number
Warrants outstanding at January 1, 2016	6,510,769
Exercised	(489)
Warrants outstanding at December 31, 2016	6,510,280
Exercised	(6,388,528)
Forfeited	(121,752)
Warrants outstanding at September 30, 2017	-

The warrants had an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

In connection with the transaction with Taseko Mines Limited (“Taseko”), one special warrant was granted to Taseko which was exchangeable into 2,000,000 share purchase warrants once Taseko’s New Prosperity project is fully permitted and licensed. Each share purchase warrant would have entitled Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s permit application was denied in 2014, and the special warrant expired on June 16, 2017.

Note 15 – Earnings per share (“EPS”)

For the three months ended September 30, 2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$60.0	185.5	$0.32
Effect of dilutive securities	—	0.4	—
Diluted EPS	$60.0	185.9	$0.32

The Gold Investment that WORKS	Franco-Nevada Corporation	13

For the three months ended September 30, 2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$54.4	178.1	$0.31
Effect of dilutive securities	—	2.1	(0.01)
Diluted EPS	$54.4	180.2	$0.30

For the nine months ended September 30, 2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$151.2	181.9	$0.83
Effect of dilutive securities	—	0.4	—
Diluted EPS	$151.2	182.3	$0.83

For the nine months ended September 30, 2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$126.7	175.2	$0.72
Effect of dilutive securities	—	1.3	—
Diluted EPS	$126.7	176.5	$0.72

For the three months ended September 30, 2017, no stock options (Q3/2016 - nil) were excluded from the computation of diluted EPS due to being anti-dilutive. For the nine months ended September 30, 2017, 263,568 stock options (YTD/2016 – nil) were excluded from the computation of diluted EPS due to being anti-dilutive. Restricted share units totalling 84,094 were excluded from the computation of diluted EPS for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 –  93,955)  due to the performance criteria for the vesting of the RSUs not being measurable as at September 30, 2017.

14	2017 Third Quarter Financial Statements	FNV TSX NYSE